                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                            TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                               (FINAL AMENDMENT)

                         SEQUOIA SOFTWARE CORPORATION
                      (Name of Subject Company (Issuer))


                         SOUNDGARDEN ACQUISITION CORP.
                             CITRIX SYSTEMS, INC.
                     (Names of Filing Persons (Offerors))

                        COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                   817439102
                     (CUSIP Number of Class of Securities)


                              JOHN P. CUNNINGHAM
                               6400 N.W. 6TH WAY
                           FORT LAUDERDALE, FL 33309
                                (954) 267-3000

                                   Copy to:

                           Jonathan M. Moulton, Esq.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                               BOSTON, MA 02110
                                (617) 248-7000
           (Name, address, and telephone number of person authorized
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE


TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
   $184,600,000                                              $36,920

                                       1
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*    For purposes of calculating amount of filing fee only. The amount assumes the purchase by Soundgarden Acquisition Corp. of 32,768,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Sequoia Software Corporation outstanding at March 19, 2001 at a purchase price in cash of $5.64 per share, taking into account the conversion of vested and exercisable outstanding options and warrants.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $36,920

Form or Registration No.:   Schedule TO

Filing Party:   Citrix Systems, Inc. and Soundgarden Acquisition Corp.

Date Filed:   March 28, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/x/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

                                       2
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                                  SCHEDULE 13D

 CUSIP NO. 817439102                                    PAGE 2 OF 11 PAGES
 -------------------                                    ------------------

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     SOUNDGARDEN ACQUISITION CORP.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
     (See Instructions)                                            (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

7.   SOLE VOTING POWER

  NUMBER OF        7.   SOLE VOTING POWER               29,720,426
  SHARES
  BENEFICIALLY     8.   SHARED VOTING POWER             -0-
  OWNED BY EACH
  REPORTING        9.   SOLE DISPOSITIVE POWER          29,720,426
  PERSON
                   10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                   29,720,426

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                95.6%

14.  TYPE OF REPORTING PERSON                                              CO


                                       3
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                                  SCHEDULE 13D

 CUSIP NO. 817439102                                   PAGE 3 OF 11 PAGES
 -------------------                                   ------------------

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     CITRIX SYSTEMS, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
     (See Instructions)                                            (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

7.   SOLE VOTING POWER

     NUMBER OF        7.    SOLE VOTING POWER               29,720,426
     SHARES
     BENEFICIALLY     8.    SHARED VOTING POWER             -0-
     OWNED BY EACH
     REPORTING        9.    SOLE DISPOSITIVE POWER          29,720,426
     PERSON
                     10.    SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                       29,720,426

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                95.6%

14.  TYPE OF REPORTING PERSON                                              CO

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

                        AMENDMENT NO. 3 TO SCHEDULE TO

  This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on March 28, 2001 relating to the offer by Soundgarden Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Citrix Systems, Inc., a Delaware corporation ("Citrix"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Sequoia Software Corporation, a Maryland corporation ("Sequoia"), at a purchase price of $5.64 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. This Amendment No. 3 is the final amendment to the Schedule TO and is being filed on behalf of Merger Sub and Citrix.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 8 of the Schedule TO is hereby amended and supplemented by including the following:

  The Offer expired at 12:00 midnight, New York City time, on Wednesday, April 25, 2001. Following the expiration of the Offer, Merger Sub accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by the Depositary that the Shares tendered totaled 29,720,426, representing approximately 95.6% of the outstanding Shares. These Shares, together with 500,131 Shares subject to notices of guaranteed delivery, represent approximately 97.3% of the outstanding Shares.

  In accordance with the terms of the Merger Agreement, Citrix intends to cause the Merger Sub to merge with and into Sequoia on or about May 1, 2001, with Sequoia continuing as the surviving corporation and wholly-owned subsidiary of Citrix. In connection therewith, each Share issued and outstanding immediately prior to the Effective Time held by Sequoia stockholders (other than Shares held by Citrix or the Merger Sub), will be canceled and converted automatically into the right to receive $5.64 in cash.

ITEM 12.    EXHIBITS

(a)(1)(A)     Offer to Purchase dated March 28, 2001.*


(a)(1)(B)     Letter of Transmittal.*


(a)(1)(C)     Notice of Guaranteed Delivery.*


(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.*


(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*


(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


(a)(1)(G) Joint Press Release issued by Citrix and Sequoia (incorporated by reference herein to Schedule TO-C filed March 21, 2001 by Citrix).


(a)(1)(H)     Summary Advertisement published March 28, 2001.*


(a)(1)(I) Press Release issued by Citrix on April 20, 2001 announcing the termination of the applicable Hart-Scott-Rodino waiting period.*


                                       5
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(a)(1)(J)     Press Release issued by Citrix on April 26, 2001 announcing the completion of the Offer.+


(b)           Not applicable.


(d)(1) Agreement and Plan of Merger, dated as of March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 2 to Schedule 13D filed March 28, 2001 by Citrix and Merger Sub ("Schedule 13D")).


(d)(2) Transaction Option Agreement, dated as of March 20, 2001, by and between Citrix Systems, Inc. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 3 to Schedule 13D).


(d)(3) Stockholders Agreement, dated March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp., Sequoia Software Corporation and certain stockholders of Sequoia Software Corporation (incorporated by reference herein to Exhibit 4 to Schedule 13D).


(d)(4) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Richard C. Faint, Jr. (incorporated by reference herein to Exhibit (e)(4) to Schedule 14D-9 filed March 28, 2001 by Sequoia ("Schedule 14D-9")).


(d)(5) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Mark A. Wesker (incorporated by reference herein to Exhibit (e)(5) to Schedule 14D-9).


(d)(6) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Paul Martin (incorporated by reference herein to Exhibit (e)(6) to Schedule 14D-9).


(g)           Not applicable.


(h)           Not applicable.

____________________________________
*  Previously filed.
+  Filed herewith.

                                       6
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                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CITRIX SYSTEMS, INC.


                                  By: /s/   John P. Cunningham
                                      ------------------------
                                    Name:    John P. Cunningham
                                    Title:   Chief Financial Officer,
                                             Treasurer, Senior Vice President,
                                             Finance and Administration and
                                             Assistant Secretary



                                  SOUNDGARDEN ACQUISITION CORP.


                                  By: /s/   John P. Cunningham
                                      ------------------------
                                    Name:    John P. Cunningham
                                    Title:   President and CEO

Dated:   April 26, 2001

                                       7
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                               INDEX TO EXHIBITS

  Exhibit
   NUMBER
------------
(a)(1)(A)     Offer to Purchase dated March 28, 2001.*


(a)(1)(B)     Letter of Transmittal.*


(a)(1)(C)     Notice of Guaranteed Delivery.*


(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.*


(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*


(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


(a)(1)(G) Joint Press Release issued by Citrix and Sequoia (incorporated by reference herein to Schedule TO-C filed March 21, 2001 by Citrix).


(a)(1)(H)     Summary Advertisement published March 28, 2001.*


(a)(1)(I) Press Release issued by Citrix on April 20, 2001 announcing the termination of the applicable Hart-Scott-Rodino waiting period.*


(a)(1)(J) Press Release issued by Citrix on April 26, 2001 announcing the completion of the Offer.+


(b)           Not applicable.


(d)(1) Agreement and Plan of Merger, dated as of March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 2 to Schedule 13D filed March 28, 2001 by Citrix and Merger Sub ("Schedule 13D")).


(d)(2) Transaction Option Agreement, dated as of March 20, 2001, by and between Citrix Systems, Inc. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 3 to Schedule 13D).


(d)(3) Stockholders Agreement, dated March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp., Sequoia Software Corporation and certain stockholders of Sequoia Software Corporation (incorporated by reference herein to Exhibit 4 to Schedule 13D).


(d)(4) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Richard C. Faint, Jr. (incorporated by reference herein to Exhibit (e)(4) to Schedule 14D-9 filed March 28, 2001 by Sequoia ("Schedule 14D-9")).

(d)(5) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Mark A. Wesker (incorporated by reference herein to Exhibit (e)(5) to Schedule 14D-9).

(d)(6) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Paul Martin (incorporated by reference herein to Exhibit (e)(6) to Schedule 14D-9).


(g)           Not applicable.


(h)           Not applicable.

____________________________________
*  Previously filed.
+  Filed herewith.

                                       9